UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 333-78481

Creo Inc.
(Translation of registrant’s name into English)

3700 Gilmore Way, Burnaby, British Columbia, Canada V5G 4M1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [ ] Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

News Release

For immediate release

Creo Announces Status of Regulatory Applications

Vancouver, BC, Canada (March 29, 2005) – Creo Inc. (NASDAQ: CREO; TSX: CRE) issued an update on the status of various regulatory applications prior to today’s annual and special meeting of shareholders. Shareholders will vote later today to approve the proposed acquisition of Creo by Eastman Kodak Company (NYSE: EK) and the resolution to waive the application of the company’s shareholder rights plan to the transaction. At the meeting, shareholders will also vote on the re-election of the 10 current members of the Creo board of directors and appointment KPMG LLP as the company’s auditor for the next year. The meeting will be held in Burnaby, B.C. Voting results will be filed with the Canadian and United States securities regulators later today.

Kodak and Creo have made the required regulatory filings in connection with the transaction in Canada (February 23, 2005), the U.S. (February 24, 2005), Israel (March 15, 2005), China (February 24, 2005), South Africa (March 29, 2005) and Brazil (February 18, 2005). The parties are currently engaged in the customary pre-filing procedures with the European Commission and expect to shortly make a formal filing. A preliminary filing with the European Commission was made on March 9, 2005.

On March 22, 2005, Creo was advised by the Antitrust Division of the United States Department of Justice (the “DoJ”) that the DoJ had obtained clearance to open an informal investigation of the transaction. On March 28, 2005, the DoJ issued to Creo and Kodak a request for additional information and materials (the “Second Request”). Consequently, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 did not expire on March 28, 2005, but will expire 30 days after both Creo and Kodak have complied with the Second Request, unless early termination of the waiting period is granted.

On March 29, 2005, the companies received approval from the Canadian competition authorities in the form of a “no action” letter. The Senior Deputy Commissioner of Competition issued the letter in respect of the proposed transaction, which indicates that he is of the view that there are not sufficient grounds to initiate proceedings before the Canadian Competition Tribunal. The parties continue to work toward obtaining all required regulatory approvals and completing the transaction in the summer of 2005.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1)  the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect  future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. A leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers.

Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com \

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 IR@creo.com

News Release

For immediate release

Creo Shareholders Approve Acquisition by Kodak

Vancouver, BC, Canada (March 29, 2005) – Creo Inc. (NASDAQ: CREO; TSX: CRE) announced that its shareholders approved all statutory and special business submitted for their vote at today’s annual and special meeting of shareholders. Shareholders voted to approve the proposed acquisition of Creo by Eastman Kodak Company (NYSE: EK) and the resolution to waive the application of the company’s shareholder rights plan to the transaction. At the meeting, shareholders also re-elected the 10 current members of the Creo board of directors and re-appointed KPMG LLP as the company’s auditor for the ensuing year. The meeting was held in Burnaby, B.C. Of a total of 33,186,209 votes cast with respect to the proposed transaction, 99.8 percent were voted in favor of the resolution. Of a total of 33,181,059 votes cast with respect to waiving application of the shareholder rights plan, 97.8 percent were voted in favor of the resolution. Voting results will be filed with the Canadian and United States securities regulators later today.

The Acquisition

As previously announced on January 31, 2005, Kodak intends to acquire all of the issued and outstanding common shares of Creo by way of a statutory plan of arrangement at a cash price of US$16.50 per share or approximately US$980 million. After the approval of Creo shareholders received today, the proposed transaction remains subject to the receipt of various regulatory and court approvals.

Final approval from the Ontario Superior Court of Justice (Commercial List) will be sought on April 1, 2005.

The parties continue to work toward obtaining all required regulatory approvals and completing the transaction in the summer of 2005.

This news release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1)  the announcement of the transaction to enter into an arrangement agreement with Eastman Kodak Company on January 31, 2005 may disrupt some of our customer or supplier relationships which may adversely affect  future results; (2) new markets and product introductions do not proceed as planned and may adversely affect future revenues; (3) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; and (4) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates. These risks and uncertainties as well as other important risks and uncertainties are described under the caption “Certain Factors That May Affect Future Results” and elsewhere in our Annual Report for the fiscal year ended September 30, 2004, as filed with the U.S. Securities and Exchange Commission and other documents filed with the U.S. Securities and Exchange Commission, and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this news release.

© 2005 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data subject to change without notice.

About Creo

Creo Inc. is a global company with key strengths in imaging, software, and digital printing plate technology. A leading provider of prepress systems, Creo helps over 25,000 customers worldwide adopt digital production methods which reduce costs, increase print quality and allow them to serve their customers more efficiently. Based on a solid foundation of intellectual property, Creo has an unmatched range of technology solutions that address the needs of commercial, publication, on demand, packaging, and newspaper printers, and creative professionals. Creo product lines include software and hardware for computer-to-plate imaging, systems for digital photography, scanning, and proofing, as well as printing plates and proofing media. Creo also supplies on-press imaging technology, components for digital presses, color servers and high-speed digital printers. Based in Vancouver, Canada, Creo reported fiscal 2004 revenue of US$636 million. Creo trades on NASDAQ (CREO) and the TSX (CRE). www.creo.com

Rochelle van Halm Media Relations (Headquarters) T. +1.604.676.4526 rochelle.van.halm@creo.com	Tracy Rawa Investor Relations T. +1.604.419.4794 IR@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Creo Inc.

Mark Dance, Chief Financial Officer
and Chief Operating Officer

Date: March 29, 2005